Exhibit 99.1

Fortuna reports production of 2.0 million ounces of silver and 13,412 ounces of gold for third quarter of 2017

Vancouver, October 16, 2017—Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce third quarter 2017 production results from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The Company produced 2.0 million ounces of silver and 13,412 ounces of gold, plus base metal by-products. Silver and gold production for the first nine months totaled 6.2 million ounces and 41,158 ounces respectively; being 2 percent and 5 percent above the Company’s nine month projection. Fortuna is on schedule to produce 8.1 million ounces of silver and 52.4 thousand ounces of gold or 11.2 million Ag Eq1 ounces in 2017 (see Fortuna news release dated January 11, 2017).

Third Quarter Production Highlights

•	Silver production of 2,009,362 ounces; 4 % decrease over Q3 2016

•	Gold production of 13,412 ounces; 5 % decrease over Q3 2016

•	Lead production of 7,650,040 pounds; 3 % increase over Q3 2016

•	Zinc production of 11,241,371 pounds; 6 % increase over Q3 2016

•	Cash cost[2] for San Jose is US$62.2/t

•	Cash cost[2] for Caylloma is US$76.0/t

Consolidated Operating Highlights

	Third Quarter 2017			Third Quarter 2016
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	133,726	263,697		132,558	268,242
Average tpd milled	1,486	3,038		1,473	3,056
Silver[3]
Grade (g/t)	66	229		87	224
Recovery (%)	83.29	91.40		82.87	92.21
Production (oz)	234,806	1,774,556	2,009,362	308,680	1,780,825	2,089,506

Notes:

1.	Ag Eq calculated using silver to gold ratio of 60 to 1 and does not include lead nor zinc
2.	Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation
3.	Metallurgical recovery for silver at Caylloma Mine is calculated based on silver contents in lead concentrate

	Third Quarter 2017			Third Quarter 2016
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.20	1.71		0.20	1.76
Recovery (%)	19.18	91.39		18.68	92.09
Production (oz)	164	13,248	13,412	160	13,951	14,111
Lead
Grade (%)	2.87			2.71
Recovery (%)	90.54			94.02
Production (lbs)	7,650,040		7,650,040	7,451,624		7,451,624
Zinc
Grade (%)	4.26			4.09
Recovery (%)	89.60			88.83
Production (lbs)	11,241,371		11,241,371	10,606,439		10,606,439

San Jose Mine, Mexico

The San Jose Mine produced 1,774,556 ounces of silver and 13,248 ounces of gold in the third quarter, 4 % and 7 % above budget respectively. Silver and gold production for the first nine months totaled 5.5 million ounces and 40,773 ounces respectively; being 2 % and 5 % above the mine’s nine month projection. Average head grades for silver and gold in the third quarter were 229 g/t and 1.71 g/t, 4 % and 6 % above budget respectively.

Mine production was sourced from Trinidad Central and Trinidad North with each area contributing 53 % and 47 % of ore respectively. The processing plant treated 3,038 tpd.

Caylloma Mine, Peru

The Caylloma Mine produced 234,806 ounces of silver in the third quarter, 6 % below budget. Average silver head grade of 66 g/t, 9 % below budget, was offset by higher metallurgical recovery of 83.29%, 4 % above budget. Silver production for the first nine months totaled 704,624 ounces; 2 % below the mine’s nine month projection.

Lead and zinc production were 7,650,040 pounds and 11,241,371 pounds respectively, 3 % below budget and 5 % above budget. Base metals production for the first nine months totaled 22,030,794 pounds of lead and 32,670,303 pounds of zinc; being 1 % and 7 % above the mine’s nine month projection. Average head grades for lead and zinc in the third quarter were 2.87 % and 4.26%, in line with budget and 7 % above budget respectively.

Mine production was sourced primarily from the Animas NE and Animas Central areas with each contributing 65 % and 34 % of ore respectively. The processing plant treated 1,486 tpd.

Qualified Person

Edwin A. Gutierrez, Technical Services Corporate Manager, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.